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                                                                EXHIBIT 99(a)(9)

STONE RIVET, INC. ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO ANTITRUST WAITING PERIOD

     LONDON, England -- August 28, 1998 -- Stone Rivet, Inc. announced today that on August 25, 1998, its indirect parent company, Newmall Limited, received notice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to its tender offer for all outstanding shares of Class A common stock of Envirotest Systems Corp. (AMEX: ENR) at $17.25 per share, net to the seller in cash. The early termination of the waiting period satisfies one of the conditions of Stone Rivet's obligation to proceed with the tender offer.